UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

073463309

(CUSIP Number)

Carl Daikeler

c/o The Beachbody Company, Inc.

400 Continental Blvd., Suite 400

El Segundo, CA 90245

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Telephone: (213) 891-7421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 073463309

1.	Name of Reporting Person: Carl Daikeler
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,587,071(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,587,071(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,587,071(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 38.7% of Class A Common Stock and 94.4% of the Class X Common Stock (2)(3)
14.	Type of Reporting Person: IN

(1)

Represents beneficial ownership as of December 13, 2023 and February 28, 2024 of (i) 2,576,991 shares of Class X Common Stock and (ii) 10,080 stock options to acquire shares of Class A Common Stock that are currently exercisable or vest within 60 days of such date. Each share of Class X Common Stock entitles the holder to 10 votes per share. Each share of Class X Common Stock is convertible to one share of Class A Common Stock at the option of Mr. Daikeler (the “Reporting Person”), and will be automatically converted to one share of Class A Common Stock pursuant to the Issuer’s charter upon the earlier of (a) the date the Reporting Person is no longer providing services to the Company as a senior executive officer or director of the Company, or (b) the date on which certain holders of Class X Common Stock have sold 75% of their shares (other than pursuant to certain permitted transfers).

(2)

Class A Common Stock percentage is based on 4,101,777 outstanding shares of Class A Common Stock, and Class X Common Stock percentage is based on 2,729,003 outstanding shares of Class X Common Stock, on February 28, 2024, as provided by the Issuer. For the Class A Common Stock, the percentage includes the 10,080 stock options held by the Reporting Person that are currently exercisable or will vest within 60 days of the date hereof. The Reporting Person’s voting power as of February 28, 2024 is 82.1%.

(3)

On December 13, 2023, the percentage of Class A Common Stock beneficially owned by the Reporting Person was 39.4% based on 3,978,356 shares of Class A Common Stock outstanding on that date (plus 10,800 options), the percentage of Class X Common Stock was the same at 94.4%, and the Reporting Person’s voting power was 82.4%.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 amends and supplements Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on July 8, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 3, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on May 8, 2023 and Amendment No. 3 to Schedule 13D filed with the SEC on June 20, 2023 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of February 28, 2024 and December 13, 2023, the Reporting Person beneficially owned 2,587,071 shares of Class A Common Stock (comprised of (i) 2,576,991 shares of Class X Common Stock and (ii) 10,080 stock options to acquire shares of Class A Common Stock that are currently exercisable or vest within 60 days of the date hereof), representing approximately 38.7% of the outstanding Class A Common Stock at February 28, 2024 and 39.4% at December 13, 2023, and approximately 94.4% of the outstanding Class X Common Stock at both dates. These percentages are based on 4,101,477 outstanding shares of Class A Common Stock at February 28, 2024, and 3,978,356 outstanding shares of Class A Common Stock at December 13, 2023, and 2,729,003 outstanding shares of Class X Common Stock, as provided by the Issuer. For the Class A Common Stock, the percentage includes the 10,080 stock options held by the Reporting Person that are currently exercisable or will vest within 60 days of such dates. The Reporting Person’s voting power at February 28, 2024 is 82.1% and at December 13, 2024 was 82.4%.

(b) The Reporting Person has the sole power to vote and dispose of the shares reported herein.

(c) Effective as of November 21, 2023, the Issuer effected a reverse stock split of all of its issued and outstanding common stock at a ratio of one post-split share for every fifty pre-split shares. The Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Amendment No. 4 to this Schedule 13D, nor during the sixty days prior to December 13, 2023.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

/s/ Carl Daikeler
Carl Daikeler

Signature Page to Schedule 13D